Exhibit 99.1

Ecopetrol publishes the text of the amendment to its bylaws that will be submitted for consideration at its general shareholder’s meeting

Ecopetrol S.A. (BVC: ECOPETROL; NYSE: EC) informs that it has published the text of the amendments to its bylaws that will be submitted for consideration at the general shareholders’ meeting, which will be held on March 29, 2019.

The objectives of these reforms are primarily to establish the best corporate governance practices and align provisions of the bylaws with the new growth and consolidation strategy of the Ecopetrol Business Group.

The text can be found in the following link: https://www.ecopetrol.com.co/Asamblea2019/190225%20Propuesta%20de%20reforma%20estatutaria%20(VF).pdf

Bogotá D.C., February 26, 2019

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Ecopetrol is Colombia’s largest firm and is an integrated oil company that is among the 50 largest in the world and the four largest in Latin America. In addition to Colombia, where it generates over 60% of the country’s production, it is active in exploration and production in Brazil, Peru and the United States (Gulf of Mexico). Ecopetrol operates the largest refinery in Colombia, most of the country’s oil-pipeline and polyduct network, and is significantly increasing its share of bio-fuels.

This press release contains statements relating to business prospects, estimates of operating and financial results, and Ecopetrol’s growth prospects. All are projections, and therefore are based solely on management’s expectations of the company’s future and its continuous access to capital to finance the company’s sales plan. Achieving these estimates in the future depends on its performance under given market conditions, regulations, competition, performance of the Colombian economy and industry, among other factors; therefore, they are subject to change without prior notice.

For further information, contact:

Head of Capital Markets

María Catalina Escobar

Telephone: +571-234-5190

Email: investors@ecopetrol.com.co

Media Relations (Colombia)

Jorge Mauricio Tellez

Telephone: + 571-234-4329

Email: mauricio.tellez@ecopetrol.com.co